SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November 2011

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40

1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

Announcement  |  Lisbon  |  30 November 2011

Long Position

Portugal Telecom, SGPS S.A. (“PT”) informs that it was notified of the following regarding the long position held by Barclays Plc:

A) Change in the composition of interest (dated 22 November 2011)

On 22 November 2011, there was a change in the composition of Barclays Plc’s long position in PT as a result of the expiry of a forward contract equal to 3,335,000 PT shares, which was held by Barclays Capital Securities Ltd and the acquisition, also by Barclays Capital Securities Ltd, of 3,335,000 PT shares. Barclays Plc’s overall long position in PT remained above the 2% threshold of reportable interests as was previously disclosed.

It was further communicated that Barclays Capital Securities Ltd held the following financial instruments:

Financial Instrument	Nr. of shares underlying	Expiry date	% of share capital and voting rights
Physically settled forward	7,210,000	30 November 2011	0.80%
Physically settled forward	1,900,000	5 December 2011	0.21%
Physically settled forward	3,850,000	6 December 2011	0.43%
Physically settled forward	2,955,000	31 January 2012	0.33%
Portfolio Swap (cash settled)	59,724	9 April 2012	0.01%
Portfolio Swap (cash settled)	1,702	8 May 2012	0.0002%
Portfolio Swap (cash settled)	3,276	6 August 2012	0.0004%
Portfolio Swap (cash settled)	143,300	24 September 2012	0.02%
Portfolio Swap (cash settled)	146,312	25 October 2012	0.02%
Portfolio Swap (cash settled)	147,849	25 October 2012	0.02%
Contract for Difference	26,168	n/a	0.003%

Finally, PT was informed that Barclays Plc held a long position corresponding to 22,750,764 ordinary shares representing 2.54% of PT’s share capital and corresponding voting rights, as follows:

•                                         Barclays Bank PLC: 5,545 PT ordinary shares held, representing 0.001% of the share capital and voting rights in PT;

•                                         Barclays Bank PLC - France: 944 ordinary shares held, representing 0.0001% of the share capital and voting rights in PT;

•                                         Barclays Capital Securities Ltd: 22,549,512 ordinary shares (corresponding to 6,106,181 ordinary shares held, 15,915,000 ordinary shares via physically settled financial instruments and 528,331 ordinary shares via cash settled financial instruments), representing 2.52% of the share capital and voting rights in PT;

Portugal Telecom, SGPS, SA Avenida Fontes Pereira de Melo, 40 1069-300 Lisbon Portugal	Public company Share capital Euro 26,895,375 Registered in the Commercial Registry Office of Lisbon and Corporation no. 503 215 058	Portugal Telecom is listed on the Euronext and New York Stock Exchange. Information may be accessed on the Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.	Nuno Vieira Investor Relations Director nuno.t.vieira@telecom.pt Tel.: +351 21 500 1701 Fax: +351 21 500 0800

www.telecom.pt

•                                         Barclays Wealth Managers Portugal – SGFIM S.A.: 117,370 ordinary shares held, representing 0.01% of the share capital and voting rights in PT;

•                                         Palomino Ltd: 77,393 ordinary shares held, representing 0.01% of the share capital and voting rights in PT.

B) Change in the composition of interest (24 November 2011)

On 24 November 2011, there was a change in the composition of Barclays Plc’s long position in PT as a result of the acquisition, by Barclays Capital Securities Ltd, of a forward contract over 2,356,000 PT shares. Barclays Plc’s overall long position in PT remained above the 2% threshold of reportable interests as was previously disclosed.

It was further communicated that Barclays Capital Securities Ltd currently holds the following financial instruments:

Financial Instrument	Nr. of shares underlying	Expiry date	% of share capital and voting rights
Contract for Difference	15,685	n/a	0.002%
Physically settled forward	7,210,000	30 November 2011	0.80%
Physically settled forward	1,900,000	5 December 2011	0.21%
Physically settled forward	3,850,000	6 December 2011	0.43%
Physically settled forward	2,955,000	31 January 2012	0.33%
Physically settled forward	2,356,000	24 February 2012	0.26%
Portfolio Swap (cash settled)	58,302	9 April 2012	0.01%
Portfolio Swap (cash settled)	1,802	8 May 2012	0.0002%
Portfolio Swap (cash settled)	3,198	6 August 2012	0.0004%
Portfolio Swap (cash settled)	143,300	24 September 2012	0.02%
Portfolio Swap (cash settled)	208,928	25 October 2012	0.02%
Portfolio Swap (cash settled)	210,794	25 October 2012	0.02%

Finally, PT was informed that Barclays Plc now holds a long position corresponding to 22,824,126 ordinary shares representing 2.55% of PT’s share capital and corresponding voting rights, as follows:

•                                         Barclays Bank PLC - France: 944 ordinary shares held, representing 0.0001% of the share capital and voting rights in PT;

•                                         Barclays Capital Securities Ltd: 22,628,419 ordinary shares (corresponding to 3,715,410 ordinary shares held, 18,286,685 ordinary shares via physically settled financial instruments and 626,324 ordinary shares via cash settled financial instruments), representing 2.52% of the share capital and voting rights in PT;

•                                         Barclays Wealth Managers Portugal – SGFIM S.A.: 117,370 ordinary shares held, representing 0.01% of the share capital and voting rights in PT;

•                                         Palomino Ltd: 77,393 ordinary shares held, representing 0.01% of the share capital and voting rights in PT.

This statement is pursuant to the terms and for the purposes of articles 2 and 2-A of the Portuguese Securities Commission Regulation no. 5/2008, following a communication received from Barclays Plc, a company incorporated under the laws of the United Kingdom, with head office at 1 Churchill Place, London E14 5HP, United Kingdom.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 30, 2011

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Nuno Vieira

Nuno Vieira Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.